MEMBERS MUTUAL FUNDS
550 Science Drive
Madison, Wisconsin 53711

Tele: 608-274-0300

October 23, 2009

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.   20549

Re:        MEMBERS Mutual Funds (“Registrant”); Form N-14 Registration Statement

            File No. 333-162242

To Whom It May Concern:

On behalf of the Registrant, we are transmitting for filing Pre-Effective Amendment No. 1 (“Amendment”) to the Registrant’s Registration on Form N-14 relating to the merger of the Registrant’s Small Cap Growth Fund with and into the Registrant’s Small Cap Value Fund.   The Amendment is being filed to respond to comments received from the staff of the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and Mosaic Funds Distributor, LLC, the Registrant’s principal distributor, hereby request that the Amendment be accelerated and declared effective on October 30, 2009, or as soon thereafter as is reasonably practicable.

In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

 · should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

 · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

 · the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact me at (608) 216-9147 with any questions or comments regarding the Amendment.

Sincerely,

                                                            /s/ Pamela M. Krill

Pamela M. Krill

General Counsel and Chief Legal Officer

/s/ W. Richard Mason

____________________________

W. Richard Mason

Corporate Counsel and Chief Compliance Officer